December 23, 2019

William Clancy
Chief Financial Officer
Vishay Precision Group, Inc.
3 Great Valley Parkway
Suite 150
Malvern, PA 19355

       Re: Vishay Precision Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 14, 2019
           File No. 001-34679

Dear Mr. Clancy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 26

1. In the last paragraph of page 26, we note your narrative discussion of the non-GAAP measures of adjusted gross profit, adjusted gross profit margin, adjusted net earnings and adjusted net earnings per diluted share. Please expand your discussion on why management believes each of these non-GAAP measures is useful to investors, including adjusted operating income and adjusted operating margin. In this regard, you should explain what management considers to be "intrinsic operating results" and why excluding certain costs and adjustments to GAAP financial results is meaningful to an understanding of your business and also how an investor should understand these measures. Also where you present adjusted net earnings per diluted share, you should begin the reconciliation with the amount of GAAP net earnings per share. Please revise
 William Clancy
FirstName LastNameWilliam Clancy
Vishay Precision Group, Inc.
Comapany23, 2019
December NameVishay Precision Group, Inc.
Page 2
December 23, 2019 Page 2
FirstName LastName
         accordingly.

Financial Condition, Liquidity, and Capital Resources, page 42

2. Refer to your use of "free cash" and "net cash (debt)" on page 44. As free cash, or free cash flow, is typically calculated as cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures, and your description includes an additional adjustment, please revise your computation accordingly or revise the title of this measure to be "adjusted free cash flow". Refer to Question 102.07 of the
         C&DIs on Non-GAAP Financial Measures, updated April 4, 2018. Also, please revise to ensure that your disclosure does not imply that free cash represents residual cash flow available for discretionary expenditures. Further, to provide a more fulsome disclosure regarding your liquidity section, please revise to provide a discussion of the changes in cash flows provided by investing and financing activities for each year as presented in the statements of cash flows.

Financial Statements
Note 2. Revenues, page F-13

3. Please consider expanding your discussion to disclose if revenue from the majority of your contracts is recognized at a point in time, or if for certain contracts, revenue is recognized over time, upon satisfaction of the performance obligation. We note disclosure on page F-9 that revenue is recognized when obligations under the terms of a contract with your customer are satisfied, which generally occurs with the transfer of control of your products. In this regard, discuss how and when transfer of control of your precision products and solutions (including those "designed-in" by your customers) occur. Refer to ASC 606-10-25-24 and 606-10-50-12(a). Also please tell us the nature of the types of post-shipment obligations that you have on contracts, whether these are considered separate performance obligations, and how you recognize the revenue in accordance with ASC 606-10-32-29. Further, disclose the significant payments terms of your contracts, including if there is a significant financing component, or any variable consideration. Refer to ASC 606-10-50-12(b).
 William Clancy
Vishay Precision Group, Inc.
December 23, 2019
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameWilliam Clancy                          Sincerely,
Comapany NameVishay Precision Group, Inc.
                                                          Division of
Corporation Finance
December 23, 2019 Page 3                                  Office of
Manufacturing
FirstName LastName